Piper Sandler & Co.

800 Nicollet Mall

Minneapolis, Minnesota 55402

Stephens Inc.

111 Center Street

Little Rock, Arkansas 72201

August 6, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Avidbank Holdings, Inc.

CIK No. 0001443575

Registration Statement on Form S-1 (File No. 333-288743)

Request for Acceleration of Effective Date

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as representatives of the several underwriters, hereby join in the request of Avidbank Holdings, Inc. (the “Company”), for acceleration of the effective date of the above-referenced Registration Statement on Form S-1 so that it becomes effective as of 4:30 p.m. Eastern Time on August 7, 2025, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Manatt, Phelps & Phillips, LLP, request by telephone that such Registration Statement be declared effective.

Pursuant to Rule 460 under the Act, we, as representatives of the several underwriters, wish to advise you that there will be distributed to each underwriter or dealer, who is reasonably anticipated to participate in the distribution of the security, as many copies of the proposed form of preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

We, the undersigned, as representatives of the several underwriters, have complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

Piper Sandler & Co.
Stephens Inc.

As Representatives of the several Underwriters listed
in Schedule I of the Underwriting Agreement

PIPER SANDLER & CO.

By:	/s/ Neil Riley
Name:	Neil Riley
Title:	Managing Director

STEPHENS INC.

By:	/s/ Scott Studwell
Name:	Scott Studwell
Title:	Managing Director